UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File No. 001-32500

TANZANIAN GOLD CORPORATION

(Translation of registrant’s name into English)

150 King Street West, Suite 200

Toronto, Ontario

Canada M5H 1J9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Material Contract

On January 13, 2022, Tanzanian Gold Corporation (the “Company”, “we” or “us”) entered into a purchase agreement (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“Lincoln Park”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, we may sell to Lincoln Park up to $10,000,000 of our common shares (the “Purchase Shares”), from time to time over a 36-month term from the Commencement Date (as defined below). Concurrently with the Purchase Agreement, we also entered into a registration rights agreement with Lincoln Park (the “Registration Rights Agreement”) pursuant to which we agreed to take specified actions to register, if necessary, the common shares that have been and may be issued to Lincoln Park under the Purchase Agreement pursuant to a registration statement under the Securities Act of 1933, as amended (the “Securities Act”). In consideration for the execution and delivery of the Purchase Agreement, we agreed to issue Lincoln Park 909,901 common shares as commitment shares. References to dollar amounts shall mean United States dollars.

Following the satisfaction of certain conditions under the Purchase Agreement and provided that the closing sales price is not below $0.10, we have the right, in our sole discretion, to present Lincoln Park with a purchase notice (a “Purchase Notice”), directing Lincoln Park to purchase up to 125,000 common shares per business day (as may be adjusted based on a closing price, a “Regular Purchase”), subject to a maximum commitment by Lincoln Park of $500,000 per Regular Purchase (“Maximum Commitment”). Subject to the Maximum Commitment, the Regular Purchase may be increased up to 200,000 common shares if the closing price is not less than $0.50 and up to 300,000 if the closing price is not less than $0.75. The Purchase Agreement provides for a purchase price for the common shares under the Regular Purchase which is equal to the lesser of: (i) the lowest sale price for our common shares on the NYSE American (or any nationally recognized successor thereto) on the purchase date of such shares; and (ii) the average of the three lowest closing sale prices for our common shares on the NYSE American (or any nationally recognized successor thereto) during the ten consecutive business days immediately preceding the purchase date of such shares.

In addition, on any date on which we submit a Purchase Notice to Lincoln Park, we also have the right, in our sole discretion, to present Lincoln Park with an accelerated purchase notice (an “Accelerated Purchase Notice”) directing Lincoln Park to purchase our common shares (an “Accelerated Purchase”) in an amount up to the lesser of: (i) 300% of the number of shares purchased pursuant to such Purchase Notice; and (ii) 20% of the total number our trading volume at a purchase price (“Accelerated Purchase Price”) equal to 95% of the lower of (A) the Accelerated Purchase date’s volume-weighted average price and (B) the closing sale price of a common share on such applicable Accelerated Purchase date. We may also present Lincoln Park, on any business day on which an Accelerated Purchase has been completed, additional Accelerated Purchase Notices as further described in the Purchase Agreement.

The aggregate number of shares that we can sell to Lincoln Park under the Purchase Agreement may in no case exceed 50,981,000 common shares, including the Commitment Shares (which is equal to approximately 19.99% of our common shares outstanding immediately prior to the execution of the Purchase Agreement (the “Exchange Cap”), unless we obtain stockholder approval to issue common shares above the Exchange Cap or that such transactions contemplated by the Purchase Agreement are exempt from the Exchange Cap limitation under applicable NYSE American rules; provided that at no time shall Lincoln Park (together with its affiliates) beneficially own more than 4.9% of our issued and outstanding common shares.

The Purchase Agreement contains customary representations, warranties, covenants, closing conditions and indemnification and termination provisions. Sales under the Purchase Agreement may commence only after certain conditions have been satisfied (“Commencement Date”), which conditions include the registration statement covering the sale of the common shares issued or sold by us to Lincoln Park under the Purchase Agreement shall continue to be effective under the Securities Act by the Securities and Exchange Commission, the delivery to Lincoln Park of a final prospectus covering the common shares issued or sold by us to Lincoln Park under the Purchase Agreement, approval for listing on NYSE American and the Toronto Stock Exchange of the common shares issued or sold by us to Lincoln Park under the Purchase Agreement, the issuance of the Commitment Shares to Lincoln Park, and the receipt by Lincoln Park of a customary opinions of counsel and other certificates and closing documents. The Purchase Agreement may be terminated by us at any time, at our sole discretion, without any cost or penalty. Lincoln Park has covenanted not to cause or engage in any manner whatsoever, any direct or indirect short selling or hedging of our common shares. There are no limitations on use of proceeds, financial or business covenants, restrictions on future financings (other than restrictions on our ability to enter into variable rate transactions (excluding an At-The-Marketing Offering) described in the Purchase Agreement), rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement. We may deliver Purchase Notices under the Purchase Agreement, subject to market conditions, and in light of our capital needs from time to time and under the limitations contained in the Purchase Agreement. Our net proceeds under the Purchase Agreement will depend on the frequency and prices at which we sell our common shares to Lincoln Park. We expect that any proceeds we receive from such sales to Lincoln Park will be used primarily for capital expenditures, continued exploration, working capital and other general corporate purposes.

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The foregoing is a summary description of certain terms of the Purchase Agreement and the Registration Rights Agreement and, by its nature, is incomplete. Copies of the Purchase Agreement and the Registration Rights Agreement are filed as Exhibits 10.1 and 10.2 attached hereto, respectively. The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to such exhibits.

The Purchase Agreement and Registration Rights Agreement each contain customary representations and warranties, covenants and indemnification provisions that the parties made to, and solely for the benefit of, each other in the context of all of the terms and conditions of such agreements and in the context of the specific relationship between the parties thereto. The provisions of the Purchase Agreement and Registration Rights Agreement, including any representations and warranties contained therein, are not for the benefit of any party other than the parties thereto and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties thereto. Rather, investors and the public should look to other disclosures contained in our annual and report of Foreign Private Issuer reports we may file with the Securities and Exchange Commission.

A copy of the legal opinion of Miller Thomson LLP relating to the common shares offered in the Purchase Agreement is attached as Exhibit 5.1 hereto.

Forward-Looking Statements

The statements in this Report on Form 6-K related to the completion of the Purchase Agreement are “forward-looking” statements. These forward-looking statements are based upon the Company’s current expectations. Forward-looking statements involve risks and uncertainties. The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to market conditions and the satisfaction of customary closing conditions related to the Purchase Agreement. There can be no assurance that the Company exercise its rights and require the Investor to purchase common shares under the Purchase Agreement.

Incorporation by Reference

The information set forth in this Report on Form 6-K, including the exhibits hereto, are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (No. 333-255526).

Exhibits

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

5.1	Opinion of Miller Thomson LLP
10.1	Purchase Agreement
10.2	Registration Rights Agreement

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Gold Corporation
(Registrant)

By: /s/ Donna Moroney
Donna Moroney, Corporate Secretary

Date: January 18, 2022

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